Exhibit 99.7

Equipment Clinical Trial Agreement of Zhuhai People’s Hospital

Equipment Clinical Trial Agreement

Research project name: A clinical study on the safety and efficacy of a microwave therapy apparatus combined with an ablation needle for thermal ablation of benign thyroid nodules

Sponsor: Nanjing Changcheng Medical Equipment Co., Ltd.

Address: Dongshan Industrial Concentration Zone, No. 811 Hushan Road, Jiangning District, Nanjing City

Contact method: 025-68132991

Contract research organization (“CRO”): Nanjing Huitong Medical Technology Co., Ltd.

Address: Building 6, No. 699-18 Xuanwu Avenue, Xuanwu District, Nanjing

Contact method: 025-85770799

Research institution: Zhuhai People's Hospital

Address: No. 79 Kangning Road, Xiangzhou District, Zhuhai City, Guangdong Province

Contact method: 0756-2157515

Lead researcher: Yong Li

Contact method: 13808893665

Equipment Clinical Trial Agreement of Zhuhai People’s Hospital

Party A: Nanjing Changcheng Medical Equipment Co., Ltd.

Party B: Nanjing Huitong Medical Technology Co., Ltd. (CRO)

Party C: Zhuhai People's Hospital (research institution)

The microwave therapy apparatus developed by the first Party (name of equipment) is suitable for the thermal ablation of benign thyroid nodules (indication). The product has passed the registered inspection by Jiangsu Medical Device Laboratory of the State Food and Drug Administration, and its various performance indexes meet the requirements of product technical requirements." According to the relevant regulations of the state, Party A now entrusts Party B as CRO Company and Party C as a research institution to carry out the clinical trial to verify the effectiveness and safety of the microwave therapy apparatus (name of equipment) in clinical applications. Both parties have reached the following agreement on the issues related to the clinical trial:

1. Clinical trial content:

1.1. Party C participates in the clinical trial as a participant. Party C and the principal investigator shall comply with the laws and regulations of China and the relevant regulations of the clinical trial research program (hereinafter referred to as the research program").

1.2. Party C plans to undertake 34 cases. If Party C is not expected to complete the number of cases, Party A can adjust the number of cases borne by Party C and adjust the cost of research.

1.3. Party C plans to complete all the enrollment work within 4 months, and the enrollment period starts on the day of the opening meeting of the sub-center.

1.4. No screening shall take place until the subject (or other legal guardian) has independently reviewed and signed an informed consent form.

2. Rights and obligations of Party A/B:

2.1	Party A, the third Party, shall be provided with the test equipment that is qualified and conforms to the research plan free of charge (the test group equipment: microwave therapy apparatus, one, therapeutic equipment model MTI-5DT, ablation needle model, see instruction manual); the control group equipment: radiofrequency ablation treatment system, one, Model VRS01;), the transportation condition, storage condition, storage time, and validity were determined, and the test equipment was properly packed and labeled according to the design of the clinical trial.

Equipment Clinical Trial Agreement of Zhuhai People’s Hospital

2.2.	Party B appoints a clinical research associate (CRA) who is qualified, has undergone necessary training, is familiar with relevant laws and regulations, is accepted by the researcher to be responsible for liaising and coordinating the relevant matters of the clinical trial, and has the right to verify whether the clinical research data complies with relevant regulations and the authenticity of clinical research data, but information unrelated to this research is not allowed to be collected and used; otherwise, Party A and Party B will bear corresponding legal responsibilities.

Ensure that all trial data meet reporting requirements and inform the researcher of any severe or persistent protocol violations that may affect the health or safety of the subject in time for Party C to take relevant measures to improve/protect the subject. The number of surveillance visits depends on the complexity of the clinical trial and is commensurate with the enrollment schedule.

Party B's inspectors and any other personnel shall not take part in the tampering, modification, etc. of the original data in the activities of monitoring, follow-up, data auditing, etc., and Party A shall bear all relevant legal responsibilities.

Party A may organize independent verification to ensure test quality.

2.3.	Party A shall be responsible for providing Party C with the necessary research plan, researcher's manual, case report form, informed consent form, product instruction, qualified test report, and self-test report of the product, as well as the registration and test report of the control product, etc., and establishing standard operating procedures for quality control of clinical trials, such as transportation, receipt, storage, distribution, treatment, and recovery of test devices. Carry out relevant training for Party C and make Party C researchers understand the steps of using the product, points for attention, and the whole test process to ensure the feasibility of the test.

2.4.	Party A shall be liable for the relevant compensation, including but not limited to the payment of the necessary medical expenses, if the test-related damage occurs to the subject, as well as the resulting economic compensation or compensation according to China's current laws and regulations and related legal costs, except for researchers who violate the GCP and the research program and standard operating procedure. The terms of the contract relating to trial-related damages shall be in accordance with the informed consent.

Party C shall notify Party A and Party B as soon as possible and actively cooperate with the latter two parties if the subject claims compensation after an adverse event. Party A may handle the subject's compensation claim as appropriate. Without the written consent of Party A, the compensation claims of the subjects and disputes with Party A cannot be resolved or committed by organizations or individuals other than Party A.

For serious adverse events and device defects that may lead to serious adverse events, Party A/Party B shall report to the Food and Drug Administration Department and the Health and Family Planning Department at the same level within five working days after being informed, other clinical trial institutions and researchers involved in the trial should also be informed, and the ethics committee of the clinical trial institution should be informed in a timely manner by its medical device clinical trial administration.

2.5	The personal information/specimen of the subject cannot be used for commercial publicity, commercial development, and exploratory research without the written consent of the subject.

Equipment Clinical Trial Agreement of Zhuhai People’s Hospital

2.6.	During the trial, if documents such as the clinical trial protocol and informed consent form are revised, Party A/Party B shall notify the ethics committee in a timely manner, and the newly revised documents may be implemented only after approval by the ethics committee. Before Party A decides to suspend/terminate the clinical trial, it must notify the researcher and the ethics committee in writing within five days and state the reasons.

2.7	Party B provides the Letter of Entrustment, in which Party A entrusts the company to undertake clinical trial-related business, clearly stating the scope of responsibilities and obligations that Party B is entrusted with by Party A, as well as the scope of responsibilities and obligations that Party B does not assume. Clarify the Party responsible for damages related to clinical trials. If Party B does not assume this responsibility, Party A should be required to issue documentation proving that it assumes this responsibility.

2.8.	After the end of the clinical trial, all the original documents of Party A and Party B shall be archived in the archives of Party C's organization. The documents shall be kept free of charge until five years after the end of the trial. After five years, the organization will charge 2000 yuan per year for the custody of the documents. If Party A is required to take back the test equipment (including the test product and the control product) after the end of the trial, it must ensure that the original data, such as an electronic clinical database or remote electronic clinical data system, has been exported to a USB disk or CD and saved to the third Party's institutional archives.

3. Rights and obligations of Party C:

3.1.	Persons with substantial clinical experience and meeting GCP requirements were designated to complete this clinical trial. Party C shall notify Party A within seven calendar days after becoming aware of the fact that the principal investigator is unable to continue with his or her obligations under this agreement. Party C shall make every effort to identify and recommend a suitable candidate to Party A and the relevant ethics committee and obtain the consent of the candidate to act as a researcher in accordance with the provisions of this agreement. If the principal investigator violates the protocol, Party A/Party B has the right to disqualify the sub-center if it does not obey the instructions or has data quality problems and may even ask for a refund of unused funds. However, Party C shall not be liable and compensated.

3.2.	To supervise and regulate the conduct of trials by researchers to ensure the authenticity, accuracy, clarity, and safety of data, documents, and records generated by clinical trials.

3.3.	Cooperate with the state or local Food and Drug Administration's inspection and inspection, and follow-up, inspection, and inspection of clinical trials by the inspectors and supervisors appointed by Party A and Party B. Correct the problems found in the inspection, verification, and supervision in time to ensure the quality of clinical trials.

3.4.	If Party A/Party B is found to violate the relevant regulations or requests to change the test data and conclusions, it shall report to the Food and Drug Administration of the province, autonomous region, municipality, or the China Food and Drug Administration where Party A/Party B is located.

3.5.	In accordance with the GCP, it is responsible for the preservation of clinical trial data until ten years after the end of the clinical trial. The end date of the study was defined as the date on which Party C received notification from the center or signed the summary report of the sub-center clinical trial, with the latter being the end date of the study.

Equipment Clinical Trial Agreement of Zhuhai People’s Hospital

4. Rights and obligations of the principal investigator:

4.1.	To work with Party A/Party B to design clinical trial protocols, case report forms, and other documents. After obtaining approval from the Ethics Committee and signing an agreement with the hospital, the trial shall be conducted in strict compliance with the research protocol and the requirements of Chinese laws and regulations such as the GCP, and due diligence shall be exercised in conducting clinical research, completing the screening, inclusion, observation, and follow-up of the subjects, and filling in the relevant data carefully to ensure that all the links of the trial (not limited to transportation, maintenance, delivery and use, etc.) have the corresponding records, providing qualified case data to Party A/Party B, and completing the sub-center summary.

4.2.	The researcher must read and understand the contents of the test plan in detail and be familiar with the principle, scope of application, product performance, operating method, installation requirements and technical specifications of the test equipment to understand the pre-clinical research data and safety data of the experimental equipment, to grasp the prevention and emergency treatment methods of the possible risks of the clinical trial, and to implement the trial procedure strictly according to the research plan, do not violate the protocol without the consent of the ethics committee; ensure the integrity of the trial data and complete the case report form (CRF) and the original records in a timely and accurate manner, the completion of the forms and records should be synchronized with the clinical trial.

The study group personnel makes medical decisions related to the clinical trial with relevant qualifications to ensure that subjects receive appropriate treatment in the event of adverse events during the trial; the principal investigator was obligated to take the necessary measures to ensure the safety of the subjects and to record and report serious adverse events (SAE) according to the prescribed procedures.

Suppose the researcher disobeys the plan, disobeys the instruction or has a data quality problem. In that case, Party A/Party B has the right to disqualify the sub-center, and may even request to refund the unused funds, but Party C does not assume the responsibility and compensation.

4.3.	Cooperate with the state or local Food and Drug Administration's inspection and inspection, and follow-up, inspection and inspection of clinical trials by the inspectors and supervisors appointed by Party A and Party B. Correct the problems found in the inspection, verification and supervision in time to ensure the quality of clinical trials.

4.4.	If any adverse event occurs during the clinical trial, the principal investigator should, in the spirit of humanitarianism, promptly give effective treatment and inform Party A/Party B immediately. In the event of an unexpected adverse event, the principal investigator should work with the sponsor to revise the content of the informed consent and report it to the Ethics Committee. For serious adverse events, the researcher should report to the agency office within 24 hours, through the agency office to the relevant management, Ethics Committee, Party A/Party B.

4.5.	At the end of the trial, complete and qualified case report forms shall be submitted, and the remaining medical equipment shall be returned to Party A/Party B to ensure that the medical equipment received for the trial is in accordance with the quantity used, discarded or returned.

4.6.	During the device registration process, you are obliged to cooperate with Party A/Party B to answer relevant questions raised by the State Food and Drug Administration regarding the clinical trial.

Equipment Clinical Trial Agreement of Zhuhai People’s Hospital

Travel expenses and other expenses incurred in fulfilling this obligation shall be paid by Party A/Party B.

5. Determination and payment of research costs:

5.1. Research fees:

① Researcher fee: 3,000 yuan/case, total 102,000 yuan;

② Examination fee/laboratory fee/hospitalization fee: 3,146 yuan/case, total 106,964 yuan. The list of examination/laboratory items and fees is attached as Annex I at the end of the agreement.

③ Transportation subsidy: 600 yuan per person/trip, 1 trip, 20,400 yuan in total;

④ Data storage fee, 2,000 yuan per year for ten years (free for the first five years) , totaling 10,000 yuan;

⑤ The proportion of hospital and institution management fees is 15% of the total cost of the agreement.

⑥ Invoice taxes (6% of the sum of 1-5 charges above) :

⑦ Ethics committee review fee, including tax, of 3,180 yuan (ethics committee review has been paid);

The total cost of this clinical trial = (1-4 items above)/ (1-15%) (1 + 6%), total RMB 298,500.99 (uppercase: Two hundred and ninety-eight thousand, five hundred and ninety-nine yuan and ninety-nine cents.)

5.2 Payment schedule:

① Party A/Party B shall pay Party C the first clinical fee as a start-up fee within 15 days after the contract takes effect, accounting for 50% of the total contract amount, which is RMB 149,250.49;

② At the end of the clinical trial and before the clinical trial report is stamped, Party A/Party B shall pay all remaining clinical research expenses to Party C, which is RMB 149,250.49.

The final cost is based on the actual costs incurred, according to the actual number of cases to pay the corresponding costs;

5.3 Hospital account information:

Unit: Zhuhai People's Hospital

Opening bank: Zhuhai Fenghuang Branch, ICBC

Equipment Clinical Trial Agreement of Zhuhai People’s Hospital

Account No.: 2002020219100519618

Note: Please indicate the project No. + the project abbreviation

5.4. Party C shall, within 10 working days after receipt of each contract payment, issue to Party A/Party B the contract invoice/administrative receipt in compliance with the state tax regulations. Party A/Party B shall provide the correct invoice information.

Company name: Nanjing Huitong Medical Technology Co., Ltd.

Unified Social Credit Identifier (Taxpayer identification No.): 91320106339441200P200P

Address and Tel: Building 6, No. 699-18, Xuanwu Avenue, Xuanwu District, Nanjing, 025-85770799

Opening bank and account No.: business office, Nanjing North Branch/4301010909100568581

6. Confidentiality and intellectual property:

6.1	Persons with three-Party access to trial-related information shall have the duty of confidentiality with respect to each other's subject information, medical information/trade secrets, etc. In the activities of monitoring, follow-up, and data auditing, if the examiner and all the personnel concerned with Party an intentionally or unintentionally divulge the information of the subject, Party a shall bear all the relevant legal liabilities when the subject's rights and interests are damaged or the subject sues for the relevant liabilities and compensation.

6.2.	In clinical trials, Party C and its staff may have access to Party A/B's confidential information (including but not limited to technical information, commercial information, documents, technology, parameters, data, standards, proprietary technology, and other professional information). Party C agrees and takes the necessary measures to keep confidential the confidential information received, which can only be used by Party C and its personnel for the purpose of this contract and shall not be made available or disclosed in any way, directly or indirectly, to any unrelated “Third Party.”

6.3.	Party C and its staff shall maintain confidentiality for a period of ten (10) years after the termination of the clinical trial.

6.4.	All data and research results obtained from this clinical trial belong to Party A/Party B. Party C and their staffs are not allowed to use the content of this clinical trial to publish relevant papers without obtaining written permission.

Equipment Clinical Trial Agreement of Zhuhai People’s Hospital

7. Termination and breach of contract

7.1	If one Party violates the relevant terms of this agreement and fails to correct it within ten (10) working days after receiving written notice from the other Party, the non-breaching Party may terminate the research activities in advance. This clause does not prevent the non-breaching Party from taking other remedial measures in accordance with the law.

7.2.	If the quality of Party A's equipment is found in the trial, Party A terminates the clinical trial or terminates the authorization of Party B to organize the clinical trial, and the policy of the relevant departments of the state changes such that the project cannot be continued, either Party shall have the right to terminate the performance of this contract.

7.3.	If the clinical trial is terminated early, Party A/Party B shall pay Party C the expenses incurred before the termination of the clinical trial within 15 working days. The three parties shall, in accordance with the principle of minimizing losses, properly handle relevant matters through friendly negotiation.

8. Others

8.1.	After the three parties have reached a consensus, they may apply to change the planned number of enrolled cases by signing a supplementary agreement or by changing the number of enrolled cases. The cost of additional case studies shall be calculated on the basis of the cost of each eligible and valid case in the terms of this agreement, without any change to this agreement.

8.2.	Party C shall provide research services independently in accordance with this agreement and shall be the only independent trustee of Party A/Party B. Party A and Party B shall not enter into any employment relationship.

8.3.	Any other outstanding matters arising from this contract shall be resolved through tripartite consultation. The three parties will negotiate any additional disputes arising from this agreement in accordance with the ethics of fairness and good faith. If no agreement has been reached after consultation, either party may bring a suit in the court of the place where Party C is located.

8.4.	The parties confirm that this agreement is superior to and supersedes all previous negotiations, correspondence, or other written and oral information. Unless otherwise provided in this agreement, any supplement or amendment to this agreement shall take effect only after the parties have signed in writing and shall have the same legal effect as this agreement.

8.5.	This agreement is made in three copies, with Party A, Party B, and Party C each holding two copies. It shall come into effect on the date of the signature and seal of both parties.

Equipment Clinical Trial Agreement of Zhuhai People’s Hospital

Equipment Clinical Trial Project of Zhuhai People's Hospital (signature page)

Project name: A clinical study on the safety and efficacy of a microwave therapy apparatus combined with an ablation needle for thermal ablation of benign thyroid nodules

Party A: Nanjing Changcheng Medical Equipment Co., Ltd.

(Seal)

Authorized representative:	Name in block letters	Duties:	Chairman
	Signature:	Date	June 25,2018

Party B: Nanjing Huitong Medical Technology Co., Ltd.

(Seal)

Authorized representative:	Name in block letters	Duties:	Legal persons/deputy general manager

	Signature:	Date	June 22,2018

Party C: Zhuhai People's Hospital

(Seal)

Principal investigator:	Name in block letters	Duties: Deputy Director of Department
	Signature:	Date June 28,2018
Authorized representative:	Name in block letters	Duties:
	Signature:	Date June 29,2018

珠海市人民医院器械临床试验协议

Annex I

Examination fee per case:

The examination items to be completed by each patient according to the protocol requirements	The number of times the solution is required to complete	Price (yuan)/time	Total Price (yuan)
Blood routine (white blood cell WBC, red blood cell RBC, platelet PLT, hemoglobin HGB) , Blood Type (ABO blood group, Rh blood group)	1	84	84
Liver and kidney function, electrolytes (alanine transaminase (ALT) , aspartate transaminase (AST) , albumin (Alb) , total bilirubin (TBIL) , creatinine (Cr) , urea (BUN) , potassium (K) , calcium (Ca) , sodium (Na) , magnesium (Mg) , phosphorus (P) and fasting blood glucose)	1	129.1	129.1
Coagulation function (APTT, PT)	1	75	75
Blood pregnancy * 1 HCG	1	51	51
Seven items of thyroid function (serum total thyroxine TT4, Total Triiodothyronine TT 3, free thyroxine FT 4, free triiodothyronine FT 3, thyroid-stimulating hormone TSH, anti-thyroid peroxidase antibody TPOAb, anti-thyroglobulin antibody TGAb)	2	356	712
Color Doppler ultrasound	5	108	540
Contrast-enhanced ultrasound * 2	2	749.95	1799.9
Needle biopsy	1	55	55
Total			3146